		Exhibit 99.2
	CAPITALIZATION & INDEBTEDNESS

	THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

		Jun 30, 2026
		in € m.
	Debt (1):
	Long-term debt	111,352
	Trust preferred securities	283
	Long-term debt at fair value through profit or loss	32,925
	Total debt	144,560

	Shareholders' equity:
	Common shares (no par value)	4,891
	Additional paid-in capital	37,761
	Retained earnings	31,314
	Common shares in treasury, at cost	(841)
	Equity classified as obligation to purchase common shares	(328)
	Accumulated other comprehensive income, net of tax
	Unrealized net gains (losses) on financial assets at fair value through other comprehensive income, net of tax and other	(851)
	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(371)
	Unrealized net gains (losses) on assets classified as held for sale, net of tax	—
	Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at fair value through profit and loss, net of tax	(207)
	Foreign currency translation, net of tax	(2,762)
	Unrealized net gains from equity method investments	11
	Total shareholders' equity	68,616
	Equity component of financial instruments	12,144
	Noncontrolling interest	1,575
	Total equity	82,335
	Total capitalization	226,896
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[1]	€ 48.8 billion (34%) of our debt was secured as of Jun 30, 2026.

Due to rounding, numbers may not add up precisely to the totals provided.